EXHIBIT 99.1

NXT Energy Solutions to Present at the Sidoti August Microcap Conference

CALGARY, Alberta, Aug. 11, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the Sidoti August Microcap Conference on Wednesday, August 18, 2021 at 11:30 am EDT / 8:30 am PDT. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be presenting to a virtual audience. NXT’s presentation will be available on August 17th at www.nxtenergy.com.

To register for the live presentation, please use the following information:

Sidoti August Microcap Conference 2021

Presentation Date: Wednesday, August 18, 2021
Presentation Time: 11:30 am Eastern Time/8:30 am Pacific Time
Webcast: https://www.sidoti.com/conferences-events/virtual-microcap-conference-2-ee38l-rnn4l-39xjj

NXT will be hosting virtual one-to-one investor meetings throughout the conference.   To register, please visit the Sidoti investor registration page here.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com